UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: AIM ETF Products Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

5701 Golden Hills Drive
Minneapolis, MN 55416

Telephone Number (including area code):

(763) 765-7453

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street, Corporation Trust Center
Wilmington, DE 19801

With copies of Notices and Communications to:

J. Stephen Feinour, Jr., Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]	NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Golden Valley and the State of Minnesota on the 27th day of December, 2019.

AIM ETF Products Trust
By:	/s/ Brian Muench Brian Muench Trustee

Attest:	/s/ Erik Nelson Erik Nelson Secretary